                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                   FORM 8-A/A
                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               CROWN CRAFTS, INC.
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             (Exact Name of Registrant as Specified in its Charter)

               Georgia                                   58-0678148
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

       916 South Burnside Avenue
           Gonzales, Louisiana                             70737
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(Address of principal executive offices)                 (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
        -----------------------------
               (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED
         -------------------                    ------------------------------
    Common Share Purchase Rights                   NASDAQ OTC Bulletin Board


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

--------------------------------------------------------------------------------
                                (Title of Class)

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                                (Title of Class)
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On August 8, 1995, the Board of Directors of Crown Crafts, Inc. (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend is payable on August 22, 1995 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $86.50 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 11, 1995, as amended by Amendment No. 1 to the Rights Agreement ("Amendment No. 1") dated as of April 29, 2003 (as so amended, the "Rights Agreement"), between the Company and SunTrust Bank (successor by merger to Trust Company Bank), as Rights Agent (the "Rights Agent").

         The purpose of the Rights, as amended by Amendment No. 1, is to protect the Company's ability to carry forward its net operating losses ("NOLs") and, thus, protect shareholder value. The Company has experienced substantial operating losses in previous years. Under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, the Company can "carry forward" these losses in certain circumstances to offset current and future earnings and thus reduce its federal income tax liability (subject to certain requirements and restrictions). The Company believes that it will be able to carry forward several million dollars of NOLs and that these NOLs, therefore, constitute a substantial asset of the Company. If the Company experiences an "Ownership Change," as defined in Section 382 of the Internal Revenue Code, its ability to use the NOLs could be substantially limited or lost altogether.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, with certain exceptions as set forth in the Rights Agreement, have acquired beneficial ownership of 5% or more of the outstanding Common Shares (any such person or group being referred to as an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 5% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Notwithstanding the foregoing, any Person who would otherwise qualify as an Acquiring Person as of the close of business on April 29, 2003, as described in the immediately preceding sentence, will not qualify as an Acquiring Person unless that Person Beneficially Owns in excess of the sum of 1% and that Person's percentage Beneficial Ownership as of the close of business on April 29, 2003, provided that, once any Person qualifying under the immediately preceding clause reduces its Beneficial Ownership to less than 5%, the foregoing exclusion will thereafter not apply.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing


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the Rights ("Right Certificates") will be mailed to holders of record of the
Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on August 22, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then-current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

         No fractional Common Shares will be issued (other than fractions which are integral multiples of one Common Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

         Until the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 5% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on


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

such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on substantially all of the Rights also being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

         The Rights Agreement, the press release and letter to shareholders announcing the declaration of the Rights, Amendment No. 1 and the press release announcing the amendment of the Rights Agreement are attached hereto and incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and Amendment No. 1.

ITEM 2. EXHIBITS.

    99.1 Rights Agreement dated as of August 11, 1995 between the Company and the Rights Agent, including the Form of Right Certificate (Exhibit A) and the Summary of Rights to Purchase Common Shares (Exhibit B) (incorporated herein by reference to
                  Exhibit 99.1 to the Company's Registration of Securities on Form 8-A (File No. 001-07604) filed August 22, 1995).

    99.2 Press Release dated August 11, 1995 (incorporated herein by reference to Exhibit 99.2 to the Company's Registration of Securities on Form 8-A (File No. 001-07604) filed August 22,
                  1995).

    99.3 Form of Letter to Shareholders (incorporated herein by reference to Exhibit 99.3 to the Company's Registration of Securities on Form 8-A (File No. 001-07604) filed August 22,
                  1995).

    99.4 Amendment No. 1 to Rights Agreement dated as of April 29, 2003 between the Company and the Rights Agent, including the amended and restated Summary of Rights to Purchase Common Shares (Exhibit B).

    99.5          Press Release dated April 29, 2003.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  April 29, 2003                 CROWN CRAFTS, INC.


                                       By: /s/ E. Randall Chestnut
                                           -------------------------------------
                                           E. Randall Chestnut,
                                           Chairman of the Board, President
                                           and Chief Executive Officer


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

Index to Exhibits

Exhibit No.       Exhibit Description
-----------       -------------------
    99.1          Rights Agreement dated as of August 11, 1995 between the
                  Company and the Rights Agent, including the Form of Right
                  Certificate (Exhibit A) and the Summary of Rights to Purchase
                  Common Shares (Exhibit B) (incorporated herein by reference to
                  Exhibit 99.1 to the Company's Registration of Securities on
                  Form 8-A (File No. 001-07604) filed August 22, 1995).

    99.2 Press Release dated August 11, 1995 (incorporated herein by reference to Exhibit 99.2 to the Company's Registration of Securities on Form 8-A (File No. 001-07604) filed August 22,
                  1995).

    99.3 Form of Letter to Shareholders (incorporated herein by reference to Exhibit 99.3 to the Company's Registration of Securities on Form 8-A (File No. 001-07604) filed August 22,
                  1995).

    99.4 Amendment No. 1 to Rights Agreement dated as of April 29, 2003 between the Company and the Rights Agent, including the amended and restated Summary of Rights to Purchase Common
                  Shares (Exhibit B).

    99.5          Press Release dated April 29, 2003.


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